                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                  FORM U-3A-2

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

                     To Be Filed Annually Prior to March 1

                               DTE ENERGY COMPANY

                               (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

         1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                 DTE Energy Company (formerly known as DTE Holdings, Inc. and hereinafter referred to as "Claimant") is a Michigan corporation, incorporated on January 26, 1995. From the date of its incorporation through December 31, 1995, Claimant was a wholly owned subsidiary of The Detroit Edison Company, a Michigan public utility. On January 1, 1996, pursuant to a share exchange accomplished in accordance with the provisions of the Michigan Business Corporation Act, all outstanding Common Stock of The Detroit Edison Company was exchanged on a one-for-one basis for the Common Stock of Claimant. Thus, as of January 1, 1996, Claimant became a publicly held corporation with the purpose of holding the outstanding stock of its subsidiaries. Claimant's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 The Detroit Edison Company ("Detroit Edison"), incorporated in Michigan since 1967, is a Michigan public utility engaged in the generation, purchase, transmission, distribution and sale of electric energy in a 7,600 - square-mile area in southeastern Michigan. It also owns and operates a steam heating system in Detroit, Michigan. On January 1, 1996, Detroit Edison became a wholly owned subsidiary of Claimant. Detroit Edison's address is 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 Midwest Energy Resources Company ("MERC") is a Michigan corporation established on June 5, 1974. MERC is a wholly owned subsidiary of Detroit Edison and is engaged in operating a coal-transshipment facility in Superior, Wisconsin.

                 The Edison Illuminating Company of Detroit ("EIC") is a Michigan corporation established on May 28, 1886. EIC is a wholly owned subsidiary of Detroit Edison and holds real estate.

                 St. Clair Energy Corporation ("St. Clair") is a Michigan corporation established on August 27, 1906. St. Clair is a wholly owned subsidiary of Detroit Edison and is engaged in fuel procurement.

                MERC, EIC and St. Clair have offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279.

                 DE Energy Services, Inc. ("DE ES") is a Michigan corporation established on August 29, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. DE ES has offices at 425 S. Main, Ann Arbor, Michigan 48104 and it is engaged in energy services and landfill gas projects.

                 Biomass Energy Systems, Inc. ("Biomass") is a Michigan corporation established on July 15, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48104. On January 1, 1995 Biomass became a wholly owned subsidiary of DE ES and it is engaged in landfill gas projects.

                 Edison Energy Services, Inc. ("EES") is a Michigan corporation established on June 29, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48104. EES is a wholly owned subsidiary of DE ES and it is engaged in energy services activities.

                 Utility Technical Services, Inc., (currently RES Power, Inc. and formerly SYNDECO, Inc.), ("RES") is a Michigan corporation established January 6, 1983, with offices at 425 S. Main Street, Ann Arbor, Michigan 48104. RES is a wholly owned subsidiary of Biomass and it is engaged in landfill gas projects.

                 Sonoma Energy Systems, Inc. ("Sonoma") is a Michigan corporation established on January 24, 1994, with offices at 425 S. Main, Ann Arbor, Michigan 48104. Sonoma is a wholly-owned subsidiary of Biomass and it is engaged in landfill gas projects.

                 Riverview Gas Producers, Inc. ("Riverview") is a Michigan corporation established on August 16, 1993, with offices at 425 S. Main, Ann Arbor, Michigan 48104. Riverview is a wholly owned subsidiary of Biomass and it is engaged in landfill gas projects.

                 Syndeco Realty Corporation ("Syndeco") is a Michigan corporation established on August 22, 1986. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. Syndeco has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279, and it is engaged in real estate projects.

                 Edison Development Corporation ("EDC") is a Michigan corporation established on May 24, 1994. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. EDC has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in business development.

                 EdVenture Capital Corp. ("EdVenture") is a Michigan Corporation established on May 24, 1994, with offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279. EdVenture is a wholly owned subsidiary of EDC and it is engaged in equity investment.

                 UTS Systems, Inc. (formerly Utility Technical Services, Inc.) ("UTS") is a Michigan corporation established on April 23, 1985. This corporation became a wholly owned subsidiary of Claimant on January 1, 1996. UTS has offices at 2000 2nd Avenue, Detroit, Michigan 48226-1279 and it is engaged in professional engineering services.


         2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Claimant - none

The Detroit Edison Company maintains the following generating facilities which are located in the State of Michigan, as follows:

                                  Location By             Summer Net
                                   Michigan         Rated Capability (1)(2)
           Plant Name               County         Megawatts (MW)         %
--------------------------------    -------        --------------        ---
Fossil-fuel and Steam-Electric

         Belle River (3)          St. Clair            1,026             10.0%
         Greenwood                St. Clair              785              7.7
         Harbor Beach             Huron                  103              1.0
         Marysville               St. Clair              167              1.6
         Monroe                   Monroe               3,000             29.4
         River Rouge              Wayne                  500              4.9
         St. Clair                St. Clair            1,379             13.5
         Trenton Channel          Wayne                  725              7.1
                                                      ------           ------
                                                       7,685             75.2%
Oil or Gas-fueled Peaking
     Units                        Various                525              5.2
Nuclear-fueled Steam-
     Electric-Fermi 2             Monroe               1,085             10.6
Hydroelectric Pumped Storage
     Ludington (4)                Mason                  917              9.0
                                                      ------           ------
                                                      10,212           100.0%
                                                      ======           ======

===============

(1) Summer net rated capabilities of generating units in service are based on periodic load tests and are changed depending on operating experience, the physical condition of units, environmental control limitations and customer requirements for steam, which otherwise would be used for electric generation.

(2) Excludes two oil-fueled units, River Rouge Unit No. 1 (206 MW) and St. Clair Unit No. 5 (250 MW), and one coal-fueled power plant, Conners Creek (236
MW), all in economy reserve status.

(3) The Belle River capability represents the Company's entitlement to 81.39% of the capacity and energy of the plant.

(4) Represents the Company's 49% interest in Ludington with a total capability of 1,872 MW.

         The Detroit Edison Company and Consumers Power Company are parties to an Electric Coordination Agreement providing for emergency assistance, coordination of operations and planning for bulk power supply, with energy interchanged at nine interconnections. The Detroit Edison Company and Consumers Power Company also have interchange agreements to exchange electric energy through 12 interconnections with The Toledo Edison Company, Indiana Michigan Power Company, Northern Indiana Public Service Company and Ontario Hydro. In addition, The Detroit Edison Company has interchange agreements for the exchange of electric energy with Michigan South Central Power Agency, Rouge Steel Company and the City of Wyandotte.

         Transmission and Distribution. The Detroit Edison Company owns and operates within the State of Michigan 577 distribution substations with a capacity of 16,670,100 kilovolt amperes and 385,776 line transformers with a capacity of 22,381,545 kilovolt amperes. Electric transmission and distribution lines owned and in service as of December 31, 1994 are as follows:


                                 Overhead Lines         Underground Lines
                               --------------------    ------------------
                                                       Conduit
                                Pole        Circuit     Bank        Cable
Design Line Voltage-KV          Miles        Miles      Miles       Miles
----------------------         ------       -------    -------      -----
Transmission-
     Under 24 KV                   --           --         63         273
      24 KV                       105          105        254       1,029
      40 KV                     2,752        2,752         87         315
     120 KV                     1,134        1,649         --         161
     140 KV                        31           31         --          --
     230 KV                        77           87         --          --
     345 KV                       525          954         --           7
                               ------        -----      -----       -----
                                4,624        5,578        404       1,785
                                             =====
Distribution-
     4.8 KV and 13.2 KV        31,368                     433       9,890
                               ------                   -----       -----
Grand Total                    35,992                     837      11,675
                               ======                   =====      ======

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

         (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                 Claimant - None
                 Detroit Edison -  46,131,511,000 Kwh.

         (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                 Claimant - None
                 Detroit Edison -  None

         (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                 Claimant - None
                 Detroit Edison -  237,429,000 Kwh. delivered under interchange power agreements for the year ended December
                                   31, 1994.

         (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                 Claimant - None
                 Detroit Edison -  5,324,086,000 Kwh. purchased under
                                   interchange power agreements for the year ended December 31, 1994.

         4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                 Not applicable.

         (a) Name, location, business address and description of the facilitates used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

         (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                   EXHIBIT A

A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the calendar year 1994, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year follows.

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 2nd day of January, 1996.


                                              DTE Energy Company
                                              --------------------------
                                              (Name of claimant)


                                              By /s/ Ronald W. Gresens
                                                 ------------------------
                                              Vice President
                                              and Controller

CORPORATE SEAL
Attest:


/s/ Susan M. Beale
--------------------------
Susan M. Beale

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Susan M. Beale, Vice President and Corporate Secretary
------------------------------------------------------
(Name)                                     (Title)

2000 2nd Avenue, Detroit, Michigan 48226-1279
---------------------------------------------
                 (Address)

                                                             EXHIBIT A

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars



                                                                The
                                            The      Midwest    Edison                                   Biomass       DE Energy
                                            Detroit  Energy     Illuminating   St. Clair    Syndeco      Energy        Services,
                                            Edison   Resources  Company        Energy       Realty       Systems, Inc. Inc.
                                            Company  Company    of Detroit     Corporation  Corporation  Consolidated  Consolidated
OPERATING REVENUES
  Electric-System                         $3,439,777  $8,574      $  --           $  --       $  --        $  --         $  --
  Electric-Interconnection                    43,141    --           --              --          --           --            --
  Steam                                       27,849    --           --              --          --           --            --
                                           -----------------------------------------------------------------------------------
        Total operating revenues           3,510,767   8,574         --              --          --           --            --
                                           -----------------------------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                       719,215    --           --              --          --           --            --
  Purchased power                            116,947    --           --              --          --           --            --
  Other operation                            618,185   2,881         --              --          --           --            --
  Maintenance                                262,409    --           --              --          --           --            --
  Depreciation and amortization              474,798   1,617         --              --          --           --            --
  Deferred Fermi 2 depreciation
    and amortization                          (7,465)   --           --              --          --           --            --
  Amortization of deferred Fermi 2
    depreciation and return                   84,828    --           --              --          --           --            --
  Taxes other than income                    254,282   1,592         --              --          --           --            --
  Income Taxes                               270,813    (156)        --              --          --           --            --
                                           -----------------------------------------------------------------------------------
        Total operating expenses           2,794,012   5,934         --              --          --           --            --
                                           -----------------------------------------------------------------------------------
OPERATING INCOME                             716,755   2,640         --              --          --           --            --
                                           -----------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                        1,684    --           --              --          --           --            --
  Other income and (deductions)              (24,249)     14         16              (1)        353         (844)         (499)
  Income taxes                                 7,373    --           (6)             --        (119)         802           172
  Accretion income                            13,644    --           --              --          --           --            --
  Income taxes                                (4,252)   --           --              --          --           --            --
                                           -----------------------------------------------------------------------------------
        Net other income and (deductions)     (5,800)     14         10              (1)        234          (42)         (327)
                                           -----------------------------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                             271,169   2,594         --              --          --           --            --
  Amortization of debt discount, premium
    and expense                               10,772      60         --              --          --           --            --
  Other                                       11,170    --           --              --          --            5            --
  Allowance for borrowed funds used
    during construction                       (2,065)   --           --              --          --           --            --
                                           -----------------------------------------------------------------------------------
        Net interest charges                 291,046   2,654         --              --          --            5            --
                                           -----------------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS         29,640    --           --              --          --           --            --
                                           -----------------------------------------------------------------------------------
NET INCOME (LOSS)                         $  390,269  $ --        $  10           $  (1)      $ 234        $ (47)        $(327)
                                           ===================================================================================


                                           Edison             Utility
                                           Development        Technical        Inter-           DTE Energy
                                           Corporation        Services, Inc.   Company          Company
                                           Consolidated       Consolidated     Eliminations     Consolidated
                                           ------------       ------------     ------------     ------------
OPERATING REVENUES
  Electric-System                         $  --                $    --            $  --         $ 3,448,351
  Electric-Interconnection                   --                     --               --              43,141
  Steam                                      --                     --               --              27,849
                                          -----------------------------------------------------------------
        Total operating revenues             --                     --               --           3,519,341
                                          -----------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                       --                     --               --             719,215
  Purchased power                            --                     --               --             116,947
  Other operation                            --                     --               --             621,066
  Maintenance                                --                     --               --             262,409
  Depreciation and amortization              --                     --               --             476,415
  Deferred Fermi 2 depreciation
    and amortization                         --                     --               --              (7,465)
  Amortization of deferred Fermi 2
    depreciation and return                  --                     --               --              84,828
  Taxes other than income                    --                     --               --             255,874
  Income Taxes                               --                     --               --             270,657
                                          -----------------------------------------------------------------
        Total operating expenses             --                     --               --           2,799,946
                                          -----------------------------------------------------------------
OPERATING INCOME                             --                     --               --             719,395
                                          -----------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                      --                     --               --               1,684
  Other income and (deductions)             (87)                   403              (79)            (24,973)
  Income taxes                               30                   (141)              --               8,111
  Accretion income                           --                     --               --              13,644
  Income taxes                               --                     --               --              (4,252)
                                          -----------------------------------------------------------------
        Net other income and (deductions)   (57)                   262              (79)             (5,786)
                                          -----------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                             --                     --               --             273,763
  Amortization of debt discount, premium
    and expense                              --                     --               --              10,832
  Other                                      --                     --                5              11,170
  Allowance for borrowed funds used
    during construction                      --                     --               --              (2,065)
                                          -----------------------------------------------------------------
        Net interest charges                 --                     --                5             293,700
                                          -----------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS        --                     --               --              29,640
                                          -----------------------------------------------------------------
NET INCOME (LOSS)                         $ (57)               $   262            $ (74)        $   390,269
                                          =================================================================
Common Shares Outstanding-Average
  (Thousands)                                                                                       146,152
Earnings Per Share of Common Stock                                                                    $2.67


DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1994
Thousands of Dollars

                                           The          Midwest      The Edison                                  Biomass
                                           Detroit      Energy       Illuminating    St. Clair      Syndeco      Energy
                                           Edison       Resources    Company         Energy         Realty       Systems, Inc.
                                           Company      Company      of Detroit      Corporation    Corporation  Consolidated
UTILITY PROPERTIES
  Plant in service - at cost             $12,954,337    $ 56,890        $  --          $  --         $    --       $  --
  Less: Accumulated depreciation
    and amortization                      (4,507,139)    (22,553)          --             --              --          --
  Construction work in progress              104,431         --            --             --              --          --
  Property under capital leases - net        327,953         --            --             --              --          --
                                         ------------------------------------------------------------------------------------
    Total owned and leased properties      8,879,582      34,337           --             --              --          --
                                         ------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                         7,463         --            131            --            2,180       1,400
  Investments and special funds               26,726       3,131            11            --               27       2,620
  Nuclear decommissioning trust funds         76,492         --            --             --              --          --
                                         ------------------------------------------------------------------------------------
    Total other property and investments     110,681       3,131           142            --            2,207       4,020
                                         ------------------------------------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments          3,370         438           --             --            1,248       1,602
  Customer accounts receivable and
    unbilled revenues                        193,869       1,955           --             --              --          --
  Other accounts receivable                   32,833         --            --             --            1,167          67
  Fuel and materials and supplies
    inventories                              289,517       2,735           --             --              --          --
  Prepayments                                 10,274         158           --             --               42          42
                                         ------------------------------------------------------------------------------------
    Total current assets                     529,863       5,286           --             --            2,457       1,711
                                         ------------------------------------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                    --       8,696           425             10              46         340
                                         ------------------------------------------------------------------------------------
DEFERRED DEBITS
  Unamortized debt expense                    41,943         933           --             --              --          --
  Unamortized loss on reacquired debt        123,319         677           --             --              --          --
  Recoverable income taxes                 1,570,798       7,633           --             --              --          --
  Other postretirement benefits               36,562         --            --             --              --          --
  Fermi 2 phase-in plan                      390,764         --            --             --              --          --
  Fermi 2 deferred amortization               52,259         --            --             --              --          --
  Other                                      120,643         --            --             --              155         --
                                         ------------------------------------------------------------------------------------
    Total deferred debits                  2,336,288       9,243           --             --              155         --
                                         ------------------------------------------------------------------------------------
    TOTAL                                $11,856,414    $ 60,693       $   567       $     10        $  4,865    $  6,071
                                         ====================================================================================

                                                         Edison        Utility
                                         DE Energy       Development   Technical       Inter-         DTE Energy
                                         Services, Inc.  Corporation   Services, Inc.  Company        Company
                                         Consolidated    Consolidated  Consolidated    Eliminations   Consolidated
UTILITY PROPERTIES
  Plant in service - at cost              $   --          $   --         $   --        $     --      $ 13,011,227
  Less: Accumulated depreciation
    and amortization                          --              --             --              --        (4,529,692)
  Construction work in progress               --              --             --              --           104,431
  Property under capital leases - net         --              --             --              --           327,953
                                         -------------------------------------------------------------------------
    Total owned and leased properties         --              --             --              --         8,913,919
                                         -------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                        107             --             --              --            11,281
  Investments and special funds               --           10,000          1,661         (25,454)          18,722
  Nuclear decommissioning trust funds         --              --             --              --            76,492
                                         -------------------------------------------------------------------------
    Total other property and investments      107          10,000          1,661         (25,454)         106,495
                                         -------------------------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments         299             100          1,065             --             8,122
  Customer accounts receivable and
    unbilled revenues                         --              --             --              --           195,824
  Other accounts receivable                     6             --             139             --            34,212
  Fuel and materials and supplies
    inventories                               --              --             --              --           292,252
  Prepayments                                 --              --             --              --            10,516
                                         -------------------------------------------------------------------------
    Total current assets                      305             100          1,204             --           540,926
                                         -------------------------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                176              30              3          (9,726)             --
                                         -------------------------------------------------------------------------
DEFERRED DEBITS
  Unamortized debt expense                    --              --             --              --            42,876
  Unamortized loss on reacquired debt         --              --             --              --           123,996
  Recoverable income taxes                    --              --             --         (915,330)         663,101
  Other postretirement benefits               --              --             --              --            36,562
  Fermi 2 phase-in plan                       --              --             --              --           390,764
  Fermi 2 deferred amortization               --              --             --              --            52,259
  Other                                     1,282             --             --              --           122,080
                                         -------------------------------------------------------------------------
    Total deferred debits                   1,282             --             --         (915,330)       1,431,638
                                         -------------------------------------------------------------------------
    TOTAL                                $  1,870         $ 10,130      $  2,868       $(950,510)    $ 10,992,978
                                         =========================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1994
Thousands of Dollars

                                                              The Edison            St. Clair      Syndeco         Biomass Energy
                        The Detroit       Midwest Energy      Illuminating          Energy         Realty          Systems, Inc.
                        Edison Company    Resources Company   Company of Detroit    Corporation    Corporation     Consolidated
CAPITALIZATION
 Common stock              $ 1,448,635          $    --               $   --           $     10       $      4         $      6
 Premium on
    common stock               545,825                 1                    50              --           4,009            5,679
 Common stock expense          (47,461)              --                    --               --             --               --
 Retained earnings
    (deficit)                1,379,081                 1                   385               (1)           669              (58)
                             --------------------------------------------------------------------------------------------------
    Total common
       shareholders'
       equity                3,326,080                 2                   435                9          4,682            5,627
 Preferred stock               380,283               --                    --               --             --               --
 Long-term debt              3,787,696            37,600                    --              --             --               --
                             --------------------------------------------------------------------------------------------------
     Total capitalization    7,494,059            37,602                   435                9          4,682            5,627
                             --------------------------------------------------------------------------------------------------

OTHER NON-CURRENT
LIABILITIES
 Obligations under
    capital leases             126,076               --                    --               --             --               --
 Other postretirement
    benefits                    37,143               --                    --               --             --               --
 Other                          48,707               --                    --               --             --               --
 Affiliated companies            9,620               --                    108                1            169              137
                             --------------------------------------------------------------------------------------------------
     Total other non-current
        liabilities            221,546               --                    108                1            169              137
                             --------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
 Short-term borrowings          39,489               --                    --               --             --               --
 Current portion of
    long-term debt              19,214               --                    --               --             --               --
 Current portion of
    capital leases             201,877               --                    --               --             --               --
 Accounts payable              145,283             1,403                   --               --              11              307
 Property and
    general taxes               29,209             2,378                    23              --             --               --
 Income taxes                    5,304               --                    --               --             --               --
 Accumulated deferred
    income taxes                32,625               --                    --               --             --               --
 Interest                       59,133             1,081                   --               --             --               --
 Dividends payable              82,012               --                    --               --             --               --
 Payrolls                       71,950               --                    --               --             --               --
 Fermi 2 refueling outage        1,267               --                    --               --             --               --
 Other                          96,500               712                   --               --               3              --
                             --------------------------------------------------------------------------------------------------
     Total current
        liabilities            783,863             5,574                    23              --              14              307
                             --------------------------------------------------------------------------------------------------

DEFERRED CREDITS
 Accumulated deferred
    income taxes             2,912,178            17,517                   --               --             --               --
 Accumulated deferred
    investment tax credits     346,379               --                    --               --             --               --
 Other                          98,389               --                      1              --             --               --
                             --------------------------------------------------------------------------------------------------
    Total deferred credits   3,356,946            17,517                     1              --             --               --
                             --------------------------------------------------------------------------------------------------
    TOTAL                  $11,856,414          $ 60,693              $    567         $     10       $  4,865         $  6,071
                           ====================================================================================================


                             DE Energy           Edison Development   Utility Technical                   DTE Energy
                             Services, Inc.      Corporation          Services, Inc.      Inter-Company   Company
                             Consolidated        Consolidated         Consolidated        Eliminations    Consolidated

CAPITALIZATION
 Common stock                   $      1              $ 10,100           $       4         $  (10,125)     $ 1,448,635
 Premium on
    common stock                     499                  --                   996            (11,234)         545,825
 Common stock expense                --                   --                   --                --            (47,461)
 Retained earnings
    (deficit)                       (327)                  (57)              1,228             (1,840)       1,379,081
                                  ------------------------------------------------------------------------------------
    Total common
       shareholders'
       equity                        173                10,043               2,228            (23,199)       3,326,080
 Preferred stock                     --                   --                   --                --            380,283
 Long-term debt                      --                   --                   --                --          3,825,296
                                  ------------------------------------------------------------------------------------
     Total capitalization            173                10,043               2,228            (23,199)       7,531,659
                                  ------------------------------------------------------------------------------------

OTHER NON-CURRENT
LIABILITIES
 Obligations under
    capital leases                   --                   --                  --                 --            126,076
 Other postretirement
    benefits                         --                   --                  --                 --             37,143
 Other                               --                   --                  --                 --             48,707
 Affiliated companies              1,700                    87                 159            (11,981)           --
                                  ------------------------------------------------------------------------------------
     Total other non-current
        liabilities                1,700                    87                 159            (11,981)         211,926
                                  ------------------------------------------------------------------------------------

CURRENT LIABILITIES
 Short-term borrowings               --                   --                  --                 --             39,489
 Current portion of
    long-term debt                   --                   --                  --                 --             19,214
 Current portion of
    capital leases                   --                   --                  --                 --            201,877
 Accounts payable                    --                   --                    16               --            147,020
 Property and
    general taxes                     (3)                 --                     1               --             31,608
 Income taxes                        --                   --                  --                 --              5,304




 Accumulated deferred
    income taxes                     --                   --                  --                 --             32,625
 Interest                            --                   --                  --                 --             60,214
 Dividends payable                   --                   --                  --                 --             82,012
 Payrolls                            --                   --                     8               --             71,958
 Fermi 2 refueling outage            --                   --                  --                 --              1,267
 Other                               --                   --                  --                 --             97,215
                                  ------------------------------------------------------------------------------------
     Total current
        liabilities                   (3)                 --                    25               --            789,803
                                  ------------------------------------------------------------------------------------

DEFERRED CREDITS
 Accumulated deferred
    income taxes                     --                   --                   456           (915,330)       2,014,821
 Accumulated deferred
    investment tax credits           --                   --                  --                  --           346,379
 Other                               --                   --                  --                  --            98,390
                                  ------------------------------------------------------------------------------------
     Total deferred credits          --                   --                   456           (915,330)       2,459,590
                                  ------------------------------------------------------------------------------------
     TOTAL                      $  1,870              $ 10,130           $   2,868         $ (950,510)     $10,992,978
                                ======================================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars

                                                                              The Edison
                                                           Midwest Energy     Illuminating   St. Clair    Syndeco
                                          The Detroit      Resources          Company        Energy       Realty
                                          Edison Company   Company            of Detroit     Corporation  Corporation
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1993                          $1,319,685       $  1               $375         $   --        $435

Net income (loss)                              390,269         --                 10             (1)        234

Deduct:
     Cash dividends on common stock           (300,676)        --                --              --          --

     Common stock reacquired from
      Detroit Edison Savings &
      Investment Plans                         (30,198)        --                --              --          --

Other                                                1         --                --              --          --
                                     ------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                          $1,379,081       $  1               $385         $   (1)       $669
                                     ==============================================================================


                                                                           Edison         Utility
                                          Biomass Energy   DE Energy       Development    Technical
                                          Systems, Inc.    Services, Inc.  Corporation    Services, Inc.   Inter-Company
                                          Consolidated     Consolidated    Consolidated   Consolidated     Eliminations
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1993                          $  (11)          $   --        $    --          $1,006          $(1,806)

Net income (loss)                              (47)            (327)           (57)            262              (74)

Deduct:
     Cash dividends on common stock             --               --             --             (40)              40

     Common stock reacquired from
      Detroit Edison Savings &
      Investment Plans                          --               --             --             --              --

Other                                           --               --             --             --              --
                                     ------------------------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                          $  (58)          $ (327)         $ (57)         $1,228          $(1,840)
                                     ==============================================================================

                                           DTE Energy
                                           Company
                                           Consolidated
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1993                          $1,319,685

Net income (loss)                              390,269

Deduct:
     Cash dividends on common stock           (300,676)

     Common stock reacquired from
      Detroit Edison Savings &
      Investment Plans                         (30,198)

Other                                                1
                                     ------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                          $1,379,081
                                     ==================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars


<Caption)
                                                                         Sonoma                          Biomass Energy
                                  Biomass Energy     Riverview Gas       Energy          Inter-Company   Systems, Inc.
                                  Systems, Inc.      Producers, Inc.     Systems, Inc.   Eliminations    Consolidated
 OPERATING REVENUES
   Electric - System               $    --            $    --             $   --          $   --           $    --
   Electric - Interconnection           --                 --                 --              --                --
   Steam                                --                 --                 --              --                --
                                  -------------------------------------------------------------------------------------
     Total operating revenues           --                 --                 --              --                --
                                  -------------------------------------------------------------------------------------

 OPERATING EXPENSES
   Fuel                                 --                 --                 --              --                --
   Purchased power                      --                 --                 --              --                --
   Other operation                      --                 --                 --              --                --
   Maintenance                          --                 --                 --              --                --
   Depreciation and amortization        --                 --                 --              --                --
   Deferred Fermi 2 depreciation
     and amortization                   --                 --                 --              --                --
   Amortization of deferred Fermi 2
     depreciation and return            --                 --                 --              --                --
   Taxes other than income              --                 --                 --              --                --
   Income taxes                         --                 --                 --              --                --
                                  -------------------------------------------------------------------------------------
     Total operating expenses           --                 --                 --              --                --
                                  -------------------------------------------------------------------------------------
 OPERATING INCOME                       --                 --                 --              --                --
 OTHER INCOME AND DEDUCTIONS      -------------------------------------------------------------------------------------
   Allowance for other funds
     used during construction           --                 --                 --              --                --
   Other income and (deductions)      (296)              (378)              (157)            (13)             (844)
   Income taxes                        101                388                313              --               802
   Accretion income                     --                 --                 --              --                --
   Income taxes                         --                 --                 --              --                --
                                  -------------------------------------------------------------------------------------

   Net other income and               (195)                10                156             (13)              (42)
     (deductions)                 -------------------------------------------------------------------------------------

 INTEREST CHARGES
    Long-term debt                      --                 --                 --              --                --
    Amortization of debt discount,
      premium and expense               --                 --                 --              --                --
    Other                                5                 --                 13              13                 5
    Allowance for borrowed funds
      used during construction          --                 --                 --              --                --
                                  -------------------------------------------------------------------------------------
      Net interest charges               5                 --                 13              13                 5
                                  -------------------------------------------------------------------------------------
 PREFERRED STOCK DIVIDEND
      REQUIREMENTS                      --                 --                 --              --                --
                                    -------------------------------------------------------------------------------------
 NET INCOME (LOSS)                  $ (200)            $   10             $  143          $   --           $   (47)
                                    ======================================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1994
Thousands of Dollars


                                                        Biomass                                         Sonoma
                                                        Energy                  Riverview Gas           Energy
                                                        Systems, Inc.           Producers, Inc.         Systems, Inc.
UTILITY PROPERTIES
  Plant in service - at cost                            $   --                  $   --                  $   --
  Less: Accumulated depreciation and amortization           --                      --                      --
  Construction work in progress                             --                      --                      --
  Property under capital leases - net                       --                      --                      --
                                                        --------------------------------------------------------
        Total owned and leased properties                   --                      --                      --
                                                        --------------------------------------------------------

OTHER PROPERTY AND INVESTMENTS
  Non-utility property                                        20                     923                     457
  Investments and special funds                            4,737                     533                    --
  Nuclear decommissioning trust funds                       --                      --                      --
                                                        --------------------------------------------------------
        Total other property and investments               4,757                   1,456                     457
                                                        --------------------------------------------------------

CURRENT ASSETS
  Cash and temporary cash investments                        778                     574                     250
  Customer accounts receivable and unbilled revenues        --                      --                      --
  Other accounts receivable                                   34                      20                      13
  Fuel and materials and supplies inventories               --                      --                      --
  Prepayments                                                 27                       4                      11
                                                        --------------------------------------------------------
        Total current assets                                 839                     598                     274
                                                        --------------------------------------------------------

AFFILIATED COMPANY RECEIVABLES                               426                     191                      74
                                                        --------------------------------------------------------
DEFERRED DEBITS
  Unamortized debt expense                                  --                      --                      --
  Unamortized loss on reacquired debt                       --                      --                      --
  Recoverable income taxes                                  --                      --                      --
  Other postretirement benefits                             --                      --                      --
  Fermi 2 phase-in plan                                     --                      --                      --
  Fermi 2 deferred amortization                             --                      --                      --
  Other                                                     --                      --                      --
                                                        --------------------------------------------------------
        Total deferred debits                               --                      --                      --
                                                        --------------------------------------------------------

        TOTAL                                           $  6,022                $  2,245                $    805
                                                        ========================================================

                                                                                Biomass Energy
                                                        Inter-Company           Systems, Inc.
                                                        Eliminations            Consolidated
UTILITY PROPERTIES
  Plant in service - at cost                            $   --                  $   --
  Less: Accumulated depreciation and amortization           --                      --
  Construction work in progress                             --                      --
  Property under capital leases - net                       --                      --
                                                        --------------------------------
        Total owned and leased properties                   --                      --
                                                        --------------------------------

OTHER PROPERTY AND INVESTMENTS
  Non-utility property                                      --                     1,400
  Investments and special funds                           (2,650)                  2,620
  Nuclear decommissioning trust funds                       --                      --
                                                        --------------------------------
         Total other property and investments             (2,650)                  4,020
                                                        --------------------------------

CURRENT ASSETS
  Cash and temporary cash investments                       --                     1,602
  Customer accounts receivable and unbilled revenues        --                      --
  Other accounts receivable                                 --                        67
  Fuel and materials and supplies inventories               --                      --
  Prepayments                                               --                        42
                                                        --------------------------------
        Total current assets                                --                     1,711
                                                        --------------------------------

AFFILIATED COMPANY RECEIVABLES                              (351)                    340
                                                        --------------------------------
DEFERRED DEBITS
  Unamortized debt expense                                  --                      --
  Unamortized loss on reacquired debt                       --                      --
  Recoverable income taxes                                  --                      --
  Other postretirement benefits                             --                      --
  Fermi 2 phase-in plan                                     --                      --
  Fermi 2 deferred amortization                             --                      --
  Other                                                     --                      --
                                                        --------------------------------
        Total deferred debits                               --                      --
                                                        --------------------------------

        TOTAL                                           $ (3,001)               $  6,071
                                                        ================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1994
Thousands of Dollars

                                         Biomass         Riverview         Sonoma                          Biomass Energy
                                         Energy          Gas               Energy         Inter-Company    Systems, Inc.
                                         Systems, Inc.   Producers, Inc.   Systems, Inc.  Eliminations     Consolidated
CAPITALIZATION
  Common stock                             $    6      $    2               $  1           $    (3)        $    6
  Premium on common stock                   5,679       1,998                649            (2,647)         5,679
  Common stock expense                       --          --                 --                --             --
  Retained earnings                          (211)         10                143              --              (58)
                                         ------------------------------------------------------------------------
     Total common shareholders'
       equity                               5,474       2,010                793            (2,650)         5,627
  Preferred stock                            --          --                 --                --             --
  Long-term debt                             --          --                 --                --             --
                                         ------------------------------------------------------------------------
     Total capitalization                   5,474       2,010                793            (2,650)         5,627
                                         ------------------------------------------------------------------------

OTHER NON-CURRENT LIABILITIES
  Obligations under capital leases           --          --                 --                --             --
  Other postretirement benefits              --          --                 --                --             --
  Other                                      --          --                 --                --             --
  Affiliated companies                        402          43               --                (308)           137
                                         ------------------------------------------------------------------------
     Total other non-current
       liabilities                            402          43               --                (308)           137
                                         ------------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term borrowings                      --          --                 --                --             --
  Current portion of long-term debt          --          --                 --                --             --
  Current portion of capital leases          --          --                 --                --             --
  Accounts payable                            146         192                 12               (43)           307
  Property and general taxes                 --          --                 --                --             --
  Income taxes                               --          --                 --                --             --
  Accumulated deferred
    income taxes                             --          --                 --                --             --
  Interest                                   --          --                 --                --             --
  Dividends payable                          --          --                 --                --             --
  Payrolls                                   --          --                 --                --             --
  Fermi 2 refueling outage                   --          --                 --                --             --
  Other                                      --          --                 --                --             --
                                         ------------------------------------------------------------------------
     Total current liabilities                146         192                 12               (43)           307
                                         ------------------------------------------------------------------------

DEFERRED CREDITS
  Accummulated deferred income taxes         --          --                 --                --             --
  Accummulated deferred investment tax
    credits                                  --          --                 --                --             --
  Other                                      --          --                 --                --             --
                                         ------------------------------------------------------------------------
     Total deferred credits                  --          --                 --                --             --
                                         ------------------------------------------------------------------------
     TOTAL                                 $6,022      $2,245               $805           $(3,001)        $6,071
                                         ========================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars

                                        Biomass         Riverview Gas     Sonoma                             Biomass Energy
                                        Energy          Producers,        Energy          Inter-Company      Systems, Inc.
                                        Systems, Inc.   Inc.              Systems, Inc.   Eliminations       Consolidated
 RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1993                      $  (11)         $  --             $   --          $   --             $    (11)

 Net income (loss)                        (200)            10                143              --                  (47)

 Deduct:
        Cash dividends on common stock      --             --                 --              --                   --

        Common stock reacquired from
          Detroit Edison Savings &
          Investment Plans                  --             --                 --              --                   --

 Other                                      --             --                 --              --                   --
                                        ----------------------------------------------------------------------------------
 RETAINED EARNINGS (DEFICIT) AT
  DECEMBER 31, 1994                     $ (211)         $  10             $  143          $   --             $    (58)
                                        ==================================================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars


                                                                                             DE Energy
                                        DE Energy         Edison Energy     Inter-Company    Services, Inc.
                                        SERVICES, INC.    Services, Inc.    Eliminations     Consolidated
OPERATING REVENUES
  Electric--System                        $  --             $  --             $  --           $  --
  Electric--Interconnection                  --                --                --              --
  Steam                                      --                --                --              --
                                          --------------------------------------------------------------
        Total operating revenues             --                --                --              --
                                          --------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                       --                --                --              --
  Purchased power                            --                --                --              --
  Other operation                            --                --                --              --
  Maintenance                                --                --                --              --
  Depreciation and amortization              --                --                --              --
  Deferred Fermi 2 depreciation
    and amortization                         --                --                --              --
  Amortization of deferred Fermi 2
    depreciation and return                  --                --                --              --
  Taxes other than income                    --                --                --              --
  Income taxes                               --                --                --              --
                                          --------------------------------------------------------------
        Total operating expenses             --                --                --              --
                                          --------------------------------------------------------------
OPERATING INCOME                             --                --                --              --
                                          --------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                      --                --                --              --
  Other income and (deductions)             (96)             (403)               --             (499)
  Income taxes                               34               138                --              172
  Accretion income                           --                --                --               --
  Income taxes                               --                --                --               --
                                          --------------------------------------------------------------
        Net other income and (deductions)   (62)             (265)               --             (327)
                                          --------------------------------------------------------------

INTEREST CHARGES
  Long-term debt                             --                --                --               --
  Amortization of debt discount, premium
    and expense                              --                --                --               --
  Other                                      --                --                --               --
  Allowance for borrowed funds used
    during construction                      --                --                --               --
                                          --------------------------------------------------------------
        Net interest charges                 --                --                --               --
                                          --------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS        --                --                --               --
                                          --------------------------------------------------------------
NET INCOME (LOSS)                         $ (62)           $ (265)          $    --           $ (327)
                                          ==============================================================

                                       9

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1994
Thousands of Dollars

                                                          Edison          Inter-       DE Energy
                                          DE Energy       Energy         Company     Services, Inc.
                                        Services, Inc.  Services, Inc. Eliminations   Consolidated
UTILITY PROPERTIES
  Plant in service -- at cost             $   --          $   --         $   --        $     --
  Less: Accumulated depreciation
    and amortization                          --              --             --              --
  Construction work in progress               --              --             --              --
  Property under capital leases -- net        --              --             --              --
                                        ----------------------------------------------------------
    Total owned and leased properties         --              --             --              --
                                        ----------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                        107             --             --              107
  Investments and special funds               500             --            (500)            --
  Nuclear decommissioning trust funds         --              --             --              --
                                        ----------------------------------------------------------
    Total other property and investments      607             --            (500)            107
                                        ----------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments           5             294            --              299
  Customer accounts receivable and
    unbilled revenues                         --              --             --              --
  Other accounts receivable                   --                6            --                6
  Fuel and materials and supplies
    inventories                               --              --             --              --
  Prepayments                                 --              --             --              --
                                        ----------------------------------------------------------
    Total current assets                        5             300             --             305
                                        ----------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                187           1,639         (1,650)            176
                                        ----------------------------------------------------------
DEFERRED DEBITS
  Unamortized debt expense                    --              --             --              --
  Unamortized loss on reacquired debt         --              --             --              --
  Recoverable income taxes                    --              --             --              --
  Other postretirement benefits               --              --             --              --
  Fermi 2 phase-in plan                       --              --             --              --
  Fermi 2 deferred amortization               --              --             --              --
  Other                                     1,282             --             --            1,282
                                        ----------------------------------------------------------
    Total deferred debits                   1,282             --             --            1,282
                                        ----------------------------------------------------------
    TOTAL                                $  2,081         $  1,939      $(2,150)       $   1,870
                                        ==========================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1994
Thousands of Dollars

                                                                                         DE Energy
                             DE Energy            Edison Energy         Inter-Company    Services, Inc.
                             Services, Inc.       Services, Inc.        Eliminations     Consolidated

CAPITALIZATION
  Common stock                 $      1              $      1              $     (1)       $      1
  Premium on
   common stock                     499                   499                  (499)            499
  Common stock expense             --                    --                   --               --
  Retained earnings                 (62)                 (265)                --               (327)
                               --------------------------------------------------------------------
     Total common
      shareholders'
      equity                        438                   235                  (500)            173

  Preferred stock                  --                    --                   --               --
  Long-term debt                   --                    --                   --               --
                               --------------------------------------------------------------------
     Total capitalization           438                   235                  (500)            173
                               --------------------------------------------------------------------

OTHER NON-CURRENT
 LIABILITIES
  Obligations under
   capital leases                  --                    --                   --               --
  Other postretirement
   benefits                        --                    --                   --               --
  Other                            --                    --                   --               --
  Affiliated companies            1,643                 1,707                (1,650)          1,700
                               --------------------------------------------------------------------
     Total other non-current
      liabilities                 1,643                 1,707                (1,650)          1,700
                               --------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term borrowings            --                    --                   --               --
  Current portion of
   long-term debt                  --                    --                   --               --
  Current portion of
   capital leases                  --                    --                   --               --
  Accounts payable                 --                    --                   --               --
  Property and
   general taxes                   --                      (3)                --                 (3)
  Income taxes                     --                    --                   --               --
  Accumulated deferred
   income taxes                    --                    --                   --               --
  Interest                         --                    --                   --               --
  Dividends payable                --                    --                   --               --
  Payrolls                         --                    --                   --               --
  Fermi 2 refueling outage         --                    --                   --               --
  Other                            --                    --                   --               --
                               --------------------------------------------------------------------
     Total current
      liabilities                  --                    (3)                  --                 (3)
                               --------------------------------------------------------------------

DEFERRED CREDITS
  Accumulated deferred
   income taxes                    --                    --                   --               --
  Accumulated deferred
   investment tax credits          --                    --                   --               --
  Other                            --                    --                   --               --
                               --------------------------------------------------------------------
     Total deferred credits        --                    --                   --               --
                               --------------------------------------------------------------------
     TOTAL                     $  2,081              $  1,939              $ (2,150)       $  1,870
                               ====================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars

                                                                                          DE Energy
                                        DE Energy       Edison Energy     Inter-Company   Services, Inc.
                                        Services, Inc.  Services, Inc.    Eliminations    Consolidated
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1993                      $   --           $   --             $    --          $    --

Net Income (loss)                          (62)            (265)                 --             (327)

Deduct:
      Cash dividends on common stock        --               --                  --               --

      Common stock reacquired from
        Detroit Edison Savings &
        Investment Plans                    --               --                  --               --

Other                                       --               --                  --               --
                                        ---------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                      $  (62)         $  (265)             $   --          $  (327)
                                        ===============================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars



                                                                                                       Edison
                                            Edison              EdVenture                              Development
                                            Development         Capital          Inter-Company         Corporation
                                            Corporation         Corporation      Eliminations          Consolidated
OPERATING REVENUES
  Electric-System                          $     --             $     --         $     --              $     --
  Electric-Interconnection                       --                   --               --                    --
  Steam                                          --                   --               --                    --
                                           --------------------------------------------------------------------
        Total operating revenues                 --                   --               --                    --
                                           --------------------------------------------------------------------
OPERATING EXPENSES
  Fuel                                           --                   --               --                    --
  Purchased power                                --                   --               --                    --
  Other operation                                --                   --               --                    --
  Maintenance                                    --                   --               --                    --
  Depreciation and amortization                  --                   --               --                    --
  Deferred Fermi 2 depreciation
    and amortization                             --                   --               --                    --
  Amortization of deferred Fermi 2
    depreciation and return                      --                   --               --                    --
  Taxes other than income                        --                   --               --                    --
  Income Taxes                                   --                   --               --                    --
                                           --------------------------------------------------------------------
        Total operating expenses                 --                   --               --                    --
                                           --------------------------------------------------------------------
OPERATING INCOME                                 --                   --               --                    --
                                           --------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds used
    during construction                          --                   --               --                    --
  Other income and (deductions)                 (41)                 (46)              --                   (87)
  Income taxes                                   14                   16               --                    30
  Accretion income                               --                   --               --                    --
  Income taxes                                   --                   --               --                    --
                                           --------------------------------------------------------------------
        Net other income and (deductions)       (27)                 (30)              --                   (57)
                                           --------------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                                 --                   --               --                    --
  Amortization of debt discount, premium
    and expense                                  --                   --               --                    --
  Other                                          --                   --               --                    --
  Allowance for borrowed funds used
    during construction                          --                   --               --                    --
                                           --------------------------------------------------------------------
        Net interest charges                     --                   --               --                    --
                                           --------------------------------------------------------------------
PREFERRED STOCK DIVIDEND REQUIREMENTS            --                   --               --                    --
                                           --------------------------------------------------------------------
NET INCOME (LOSS)                          $    (27)            $    (30)         $    --              $    (57)
                                           ====================================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1994
Thousands of Dollars

                                                                                      Edison
                                         Edison          EdVenture     Inter-         Development
                                         Development     Capital       Company        Corporation
                                         Corporation     Corporation   Eliminations   Consolidated
UTILITY PROPERTIES
  Plant in service - at cost             $  --          $   --       $     --         $    --
  Less: Accumulated depreciation
    and amortization                        --              --             --              --
  Construction work in progress             --              --             --              --
  Property under capital leases - net       --              --             --              --
                                         --------------------------------------------------------
    Total owned and leased properties       --              --             --              --
                                         --------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                      --              --             --              --
  Investments and special funds           10,000          10,000        (10,000)         10,000
  Nuclear decommissioning trust funds       --              --             --              --
                                         --------------------------------------------------------
    Total other property and investments  10,000          10,000        (10,000)         10,000
                                         --------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments        100            --             --             100
  Customer accounts receivable and
    unbilled revenues                       --              --             --              --
  Other accounts receivable                 --              --             --              --
  Fuel and materials and supplies
    inventories                             --              --             --              --
  Prepayments                               --              --             --              --
                                         --------------------------------------------------------
    Total current assets                     100            --             --             100
                                         --------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                14              16           --              30
                                         --------------------------------------------------------
DEFERRED DEBITS
  Unamortized debt expense                  --              --             --              --
  Unamortized loss on reacquired debt       --              --             --              --
  Recoverable income taxes                  --              --             --              --
  Other postretirement benefits             --              --             --              --
  Fermi 2 phase-in plan                     --              --             --              --
  Fermi 2 deferred amortization             --              --             --              --
  Other                                     --              --             --              --
                                         --------------------------------------------------------
    Total deferred debits                   --              --             --              --
                                         --------------------------------------------------------
    TOTAL                                $10,114         $10,016       $(10,000)       $ 10,130
                                         ========================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1994
Thousands of Dollars

                                                                                                        Edison
                                              Edison            EdVenture                               Development
                                              Development       Capital             Inter-Company       Corporation
                                              Corporation       Corporation         Eliminations        Consolidated
CAPITALIZATION
  Common stock                                $10,100           $10,000             $(10,000)           $10,100
  Premium on common stock                        --                --                   --                 --
  Common stock expense                           --                --                   --                 --
  Retained earnings                               (27)              (30)                --                  (57)
                                              --------------------------------------------------------------------
     Total common shareholders' equity         10,073             9,970              (10,000)            10,043
  Preferred stock                                --                --                   --                 --
  Long-term debt                                 --                --                   --                 --
                                              --------------------------------------------------------------------
      Total capitalization                     10,073             9,970              (10,000)            10,043
                                              --------------------------------------------------------------------

OTHER NON-CURRENT LIABILITIES
  Obligations under capital leases               --                --                   --                 --
  Other postretirement benefits                  --                --                   --                 --
  Other                                          --                --                   --                 --
  Affiliated companies                             41                46                 --                   87
                                              --------------------------------------------------------------------
      Total other non-current
        liabilities                                41                46                 --                   87
                                              --------------------------------------------------------------------

CURRENT LIABILITIES
  Short-term borrowings                          --                --                   --                 --
  Current portion of long-term debt              --                --                   --                 --
  Current portion of capital leases              --                --                   --                 --
  Accounts payable                               --                --                   --                 --
  Property and general taxes                     --                --                   --                 --
  Income taxes                                   --                --                   --                 --
  Accumulated deferred income taxes              --                --                   --                 --
  Interest                                       --                --                   --                 --
  Dividends payable                              --                --                   --                 --
  Payrolls                                       --                --                   --                 --
  Fermi 2 refueling outage                       --                --                   --                 --
  Other                                          --                --                   --                 --
                                              --------------------------------------------------------------------
      Total current liabilities                  --                --                   --                 --
                                              --------------------------------------------------------------------

DEFERRED CREDITS
  Accumulated deferred income taxes              --                --                   --                 --
  Accumulated deferred investment
     tax credits                                 --                --                   --                 --
  Other                                          --                --                   --                 --
                                              --------------------------------------------------------------------
      Total deferred credits                     --                --                   --                 --
                                              --------------------------------------------------------------------
      TOTAL                                   $10,114           $10,016             $(10,000)           $10,130
                                              ====================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars

                                                                                          Edison
                                        Edison          EdVenture                         Development
                                        Development     Capital           Inter-Company   Corporation
                                        Corporation     Corporation       Eliminations    Consolidated
RETAINED EARNINGS (DEFICIT) AT
DECEMBER 31, 1993                      $    --           $    --             $    --       $    --

Net income (loss)                          (27)              (30)                 --           (57)

Deduct:
        Cash dividends on common stock      --                --                  --            --

        Common stock reacquired from
          Detroit Edison Savings &
          Investment Plans                  --                --                  --            --

Other                                       --                --                  --            --
                                        -------------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
  DECEMBER 31, 1994                    $   (27)          $   (30)            $    --       $   (57)
                                       ==============================================================

DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars


<Caption)
                                                                                                        Utility Technical
                                  Utility Technical        UTS                     Inter-Company        Services, Inc.
                                  Services, Inc.           Systems, Inc.           Eliminations         Consolidated
OPERATING REVENUES
  Electric - System                 $  --                 $    --                  $   --               $   --
  Electric - Interconnection           --                      --                      --                   --
  Steam                                --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
       Total operating revenues        --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------

OPERATING EXPENSES
  Fuel                                 --                      --                      --                   --
  Purchased power                      --                      --                      --                   --
  Other operation                      --                      --                      --                   --
  Maintenance                          --                      --                      --                   --
  Depreciation and amortization        --                      --                      --                   --
  Deferred Fermi 2 depreciation
     and amortization                  --                      --                      --                   --
  Amortization of deferred Fermi 2
     depreciation and return           --                      --                      --                   --
  Taxes other than income              --                      --                      --                   --
  Income taxes                         --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
       Total operating expenses        --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
OPERATING INCOME                       --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
OTHER INCOME AND DEDUCTIONS
  Allowance for other funds
     used during construction          --                      --                      --                   --
  Other income and (deductions)        403                     --                      --                   403
  Income taxes                        (141)                    --                      --                  (141)
  Accretion income                     --                      --                      --                   --
  Income taxes                         --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
       Net other income and
         (deductions)                  262                     --                      --                   262
                                  ----------------------------------------------------------------------------------------
INTEREST CHARGES
  Long-term debt                       --                      --                      --                   --
  Amortization of debt discount,
     premium and expense               --                      --                      --                   --
  Other                                --                      --                      --                   --
  Allowance for borrowed funds
     used during construction          --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
       Net interest charges            --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
PREFERRED STOCK DIVIDEND
 REQUIREMENTS                          --                      --                      --                   --
                                  ----------------------------------------------------------------------------------------
NET INCOME (LOSS)                 $    262                $    --                 $    --              $    262
                                  ========================================================================================



DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - ASSETS
DECEMBER 31, 1994
Thousands of Dollars

                                                                                    Utility
                                         Utility        UTS                         Technical
                                         Technical      Systems,   Inter-Company    Services, Inc.
                                         Services, Inc. Inc.       Eliminations     Consolidated
UTILITY PROPERTIES
  Plant in service - at cost             $    --        $    --        $    --        $    --
  Less: Accumulated depreciation
    and amortization                          --             --             --             --
  Construction work in progress               --             --             --             --
  Property under capital leases - net         --             --             --             --
                                        ---------------------------------------------------------
    Total owned and leased properties         --             --             --             --
                                        ---------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS
  Non-utility property                        --             --             --             --
  Investments and special funds             1,661            --             --           1,661
  Nuclear decommissioning trust funds         --             --             --             --
                                        ---------------------------------------------------------
    Total other property and investments    1,661            --             --           1,661
                                        ---------------------------------------------------------
CURRENT ASSETS
  Cash and temporary cash investments       1,065            --             --           1,065
  Customer accounts receivable and
    unbilled revenues                         --             --             --             --
  Other accounts receivable                   139            --             --             139
  Fuel and materials and supplies
    inventories                               --             --             --             --
  Prepayments                                 --             --             --             --
                                        ---------------------------------------------------------
    Total current assets                    1,204            --             --           1,204
                                        ---------------------------------------------------------
AFFILIATED COMPANY RECEIVABLES                  3            50            (50)              3
                                        ---------------------------------------------------------
DEFERRED DEBITS
  Unamortized debt expense                    --             --             --             --
  Unamortized loss on reacquired debt         --             --             --             --
  Recoverable income taxes                    --             --             --             --
  Other postretirement benefits               --             --             --             --
  Fermi 2 phase-in plan                       --             --             --             --
  Fermi 2 deferred amortization               --             --             --             --
  Other                                       --             --             --             --
                                        ---------------------------------------------------------
    Total deferred debits                     --             --             --             --
                                        ---------------------------------------------------------

    TOTAL                                $  2,868       $    50        $   (50)       $  2,868
                                        =========================================================

DTE ENERGY COMPANY
CONSOLIDATING BALANCE SHEET - EQUITY AND LIABILITIES
DECEMBER 31, 1994
Thousands of Dollars

                                                                                            Utility Technical
                             Utility Technical    UTS                   Inter-Company       Services, Inc.
                             Services, Inc.       Systems, Inc.         Eliminations        Consolidated
                             --------------       -------------         ------------        ------------

CAPITALIZATION
   Common stock                $      4              $     --            $       --         $         4
   Premium on
      common stock                  996                    50                   (50)                996
   Common stock expense              --                    --                    --                  --
   Retained earnings              1,228                    --                    --               1,228
                             ---------------------------------------------------------------------------
      Total common
        shareholders'
        equity                    2,228                    50                   (50)              2,228
   Preferred stock                   --                    --                    --                  --
   Long-term debt                    --                    --                    --                  --
                             ---------------------------------------------------------------------------
      Total
         capitalization           2,228                    50                   (50)              2,228
                             ---------------------------------------------------------------------------

OTHER NON-CURRENT
   LIABILITIES
   Obligations under
      capital leases                 --                    --                    --                  --
   Other postretirement
      benefits                       --                    --                    --                  --
   Other                             --                    --                    --                  --
   Affiliated companies             159                    --                    --                 159
                             ---------------------------------------------------------------------------
      Total other
         non-current
         liabilities                159                    --                    --                 159
                             ---------------------------------------------------------------------------

CURRENT LIABILITIES
   Short-term borrowings             --                    --                    --                  --
   Current portion of
      long-term debt                 --                    --                    --                  --
   Current portion of
      capital leases                 --                    --                    --                  --
   Accounts payable                  16                    --                    --                  16
   Property and
      general taxes                   1                    --                    --                   1
   Income taxes                      --                    --                    --                  --
   Accumulated deferred
      income taxes                   --                    --                    --                  --
   Interest                          --                    --                    --                  --
   Dividends payable                 --                    --                    --                  --
   Payrolls                           8                    --                    --                   8
   Fermi 2 refueling outage          --                    --                    --                  --
   Other                             --                    --                    --                  --
                             ---------------------------------------------------------------------------
      Total current
         liabilities                 25                    --                    --                  25
                             ---------------------------------------------------------------------------

DEFERRED CREDITS
   Accumulated deferred
      income taxes                  456                    --                    --                 456
   Accumulated deferred
      investment
      tax credits                    --                    --                    --                  --
   Other                             --                    --                    --                  --
                             ---------------------------------------------------------------------------
      Total deferred
         credits                    456                    --                    --                 456
                             ---------------------------------------------------------------------------
      TOTAL                    $  2,868              $     50            $      (50)        $     2,868
                             ===========================================================================


DTE ENERGY COMPANY
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 1994
Thousands of Dollars

                                        Utility
                                        Technical       UTS                              Utility Technical
                                        Services,       Systems,      Inter-Company      Services, Inc.
                                        Inc.            Inc.          Eliminations       Consolidated
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1993                      $ 1,006         $   --          $   --             $ 1,006

Net income (loss)                           262             --              --                 262

Deduct:
        Cash dividends on common stock      (40)            --              --                 (40)

        Common stock reacquired from
           Detroit Edison Savings &
           Investment Plans                --               --              --                --

Other                                      --               --              --                --
                                        -----------------------------------------------------------
RETAINED EARNINGS (DEFICIT) AT
 DECEMBER 31, 1994                      $ 1,228         $   --          $   --             $ 1,228
                                        ===========================================================

                              DTE ENERGY COMPANY
                 NOTES TO CONSOLIDATING FINANCIAL STATEMENTS


Entities for which financial statements are not presented.

The following affiliates of the claimant have had no financial activity during the calendar year 1994. Accordingly, financial information for these companies is not provided.

                                  DEFO, Inc.
                                  Sumpter Gas Producers, Inc.

                                   EXHIBIT B

                           Financial Data Schedule

This schedule contains summary financial information extracted from DTE Energy Company's consolidated balance sheet and statement of income as of December 31, 1994 contained herein and is qualified in its entirety by reference to such financial statements.

                Multiplier                      1,000

                Period Type                     Year

                Fiscal Year End                 December 31, 1994

                Period End                      December 31, 1994

                Total Assets                    $10,992,978

                Total Operating Revenues        $ 3,519,341

                Net Income                      $   390,269




                                  EXHIBIT C


An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                                Not Applicable